GSI TECHNOLOGY, INC.
2360 Owen Street
Santa Clara, California 95054

March 27, 2007

VIA FACSIMILE AND DIRECT TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention: Ms. Peggy Fisher and Mr. Tim Buchmiller

  Re:
  GSI Technology, Inc. (the "Company")
  Registration Statement on Form S-1
  (File No. 333-139885)

Ladies and Gentleman:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on March 28, 2007, or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes both Dennis C. Sullivan and Ben Griebe of DLA Piper US LLP, counsel for the Company, to make such request on our behalf.

        The Company hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your assistance. If you should have any questions, please call Dennis C. Sullivan of DLA Piper US LLP, counsel to the Company, at 650-833-2243.

Very truly yours,
GSI TECHNOLOGY, INC.
By:	/s/ DOUGLAS SCHIRLE Douglas Schirle Chief Financial Officer